STARFIELD RESOURCES INC. (Tier 1)		December 11, 2003
PRESS RELEASE
Corporate Office:		#SRU-21-03
Suite 420-625 Howe Street
Vancouver, BC CANADA		SRU – TSX.V
V6C 2T6		SRFDF – OTC BB
Tel: (604) 608-0400	Fax (604) 608-0344
Toll Free: (877) 233-2244	Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

2003 EXPLORATION UPDATE

Starfield Resources Inc. has completed field work during 2003 consisting of UTEM geophysical surveying and core drilling at the Company’s 100%-owned Ferguson Lake nickel-copper-cobalt-platinum-palladium project located in Nunavut, Canada. The 2003 exploration program included of 55,500 grid line-meters of UTEM geophysical survey and, to date, 9 core drill holes totaling 2,667 meters. The 2003 program was designed to further test both massive and low-sulphide platinum-palladium mineralized horizons discovered in 2002 in the footwall gabbroic rocks below the near-surface eastern portion of the West Zone, and to apply UTEM geophysical survey coverage over a trend of magnetic anomalies (detected by the inverse-magnetic interpretation method) now determined to be extending south-west from the 119 Zone discovered during 2002.

Previous UTEM geophysical surveys during 1999 and 2000 by the Company’s geophysical contractor, S.J. Geophysics of Vancouver, B.C., outlined a 5-kilometer-long conductor trending west from the west shore of Ferguson Lake. Starfield’s drilling of this conductor, coincident with a trend of magnetic anomalies, outlined the “West Zone” over a 2.8 kilometer length and, with an 800-meter stepout further west, the “119 Zone”. The West Zone contains an inferred mineral resource of 44.0 million tonnes* averaging 0.95% Cu, 0.55% Ni, 0.064% Co, 1.33 g/t Pd and 0.24 g/t Pt, and the 119 Zone – 5.8 million tonnes* averaging 1.31% Cu, 0.72% Ni, 0.086% Co, 2.02 g/t Pd and 0.30 g/t Pt. These results are calculated using a 1%-plus copper+nickel content and are summarized in detail in the Company’s news release of June 6, 2003.

The 2003 geophysical survey grid was oriented South-West beyond the 119 Zone to better cover a magnetic trend recognized to be deflecting southerly from the original (West Zone/119 Zone) west orientation as determined in the earlier surveys. The 2003 UTEM survey extended for 3.0 kilometers, the original conductor known to be associated with the 119 Zone. The UTEM conductor/magnetic anomaly system remains open to the South-West.

The 2003 drill program, to date, includes 9 core holes totaling 2,667 meters. These holes were laid out to further evaluate both massive and low-sulphide platinum-palladium mineralized horizons discovered during 2002. These horizons, as announced in our news release dated February 18, 2003, occur in the Ferguson Lake gabbroic rocks below and sub-parallel to the main sulphide system containing the West Zone resource. Samples from the 2003 drill program are currently being processed and results will be published when received by Starfield.

This news release has been prepared by Glen Macdonald, P.Geo., a qualified person as defined by NI43-101.

On Behalf of the Board of Directors,

“Glen C. Macdonald, P.Geo”.

Glen Macdonald, Director

*The Company’s independent consultant, N.C. Carter, Ph.D., P.Eng., has prepared the 2002 revised Mineral Resource estimates which form part of a “Report on March-December 2002 Exploration Programs West Zone, Ferguson Lake Nickel-Copper-Cobalt-PGE Property” dated June 19, 2003 which is available for review on the SEDAR website.

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